Axion Power International, Inc.
100 Caster Avenue
Vaughan, Ontario L4L 5Y9 Canada
(905) 264-1991

October 6, 2004

Ms. Johanna Vega Losert
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549-0405

Re:    Axion Power International, Inc. (the “Registrant”)
        Form S-3 registration statement filed May 21, 2004
Registration No. 333-115738

Dear Ms. Losert

Pursuant to Rule 477 promulgated under the Securities Act of 1993, as amended (the “Securities Act”), Axion Power International, Inc. (the “Registrant”), hereby applies for the withdrawal of its Registration Statement on Form S-3 as filed with the Securities and Exchange Commission (the “Commission”) on May 21, 2004, together amendment No. 1 thereto as filed with the Commission on July 29, 2004.

In response to a comment letter from your office dated August 19, 2004, the Registrant filed an amendment to its Form S-3 registration statement using the more comprehensive Form S-1. This Form S-1 filing was assigned a new Commission file number (Registration No. 333 -118745). Accordingly, the Registrant currently has two active file numbers for the same registration of securities. This withdrawal request is made for the sole purpose of closing the file for the Registrant’s earlier Form S-3 Registration Statement and does not impact the Registrant’s pending Form S-1 Registration Statement.

In accordance with Rule 457(p) under the Securities Act, the filing fees that were paid to the Commission in connection with the Form S-3 Registration Statement have been treated as a credit against the filing fees payable in connection with the Form S-1 Registration Statement.

Please provide the Registrant and its counsel with a copy of the order granting withdrawal of the Form S-3 Registration Statement as soon as it is available.

If you have any questions regarding the foregoing application for withdrawal, please contact me at the number set forth above, or contact John L. Petersen, Esq. of Petersen & Fefer [Telephone: 011 (4126) 684-0500].

Sincerely,
Axion Power International, Inc.
By Charles Mazzacato
Chief Executive Officer